Exhibit 99.1

Securities Trading Policy

dLocal Limited
Securities Trading Policy

TABLE OF CONTENTS

I. SUMMARY OF THE COMPANY POLICY CONCERNING SECURITIES TRADING 3
II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES 4
A. General Rule. 4
B. Who Does the Policy Apply To? 4
C. Other Companies’ Stock. 5
D. Hedging and Derivatives. 5
E. Pledging of Securities, Margin Accounts. 5
F. General Guidelines. 5
G. Applicability of U.S. Securities Laws to International Transactions. 7
III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS 8
A. Public Resales – Rule 144. 8
B. Private Resales. 9
C. Underwriter Lock-Up Agreements. 9
D. Restrictions on Purchases of Company Securities. 9

I. SUMMARY OF THE COMPANY POLICY CONCERNING SECURITIES TRADING

It is dLocal Limited and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, officer and director is required to abide by this policy. This policy also extends to family and household members who reside in one’s home, including one’s spouse or domestic partner, children, parents and others (“Household Members”) (together, with employees, officers and directors of the Company, “Covered Persons”).

When carrying out Company business, employees, officers and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

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II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A. General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All Covered Persons should pay particularly close attention to the prohibition against trading while in possession of “inside” information, commonly referred to as “insider trading”. This prohibition is based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. Civil and criminal penalties for this kind of activity can be severe. In addition, any employee, officer or director who violates this policy is subject to disciplinary actions by the Company, up to and including dismissal.

The general rule can be stated as follows: It is illegal for any person to buy or sell securities while in possession of material nonpublic information (“MNPI”). Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is non-public if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person in possession of MNPI to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, both individuals may be held liable.

The U.S. Securities and Exchange Commission (the “SEC”), other securities regulators around the world, stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws may also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

The Company’s MNPI is an asset of the Company. It does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. For any person to use such information for personal benefit or to disclose it improperly to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

B. Who Does the Policy Apply To?

This policy applies to all Covered Persons regardless of location, as well as contractors, including consultants, who gain access to the Company’s confidential information.

Because of their access to MNPI on a regular basis, Company policy subjects its directors, officers and certain employees (the “Window Group”) to additional restrictions on trading in the Company securities. The restrictions for the Window Group are discussed in Section F below. In addition, directors, officers and employees who possess MNPI may be subject to ad hoc restrictions on trading from time to time, other than through an approved 10b5-1 plan.

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C. Other Companies’ Stock.

Covered Persons who come into possession of MNPI about service providers, clients, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until after the information becomes public. No Covered Person should give tips about such stock.

D. Hedging and Derivatives.

Covered Persons are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

This section does not pertain to the exercise of employee stock options granted by the Company.

E. Pledging of Securities, Margin Accounts.

The Company prohibits Covered Persons from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

F. General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable anti fraud laws and with the Company’s policies:

1. Non-disclosure. MNPI must not be disclosed to anyone, except to persons within the Company whose positions require them to know it (which may include, for example, individuals working on behalf of the Company who are subject to confidentiality obligations).

2. Trading in the Company Securities. No Covered Person should place a purchase or sale order or recommend to another person to place a purchase or sale order in the Company’s securities when in possession of MNPI. This includes orders for purchases and sales of stock or convertible securities. The exercise of employee stock options is subject to this provision if it involves any sale of stock as part of a broker-assisted “cashless” exercise of an option. Any Covered Person who possesses MNPI must wait until the third business day after the information has been publicly released before trading.

3. Avoid Speculation. Investing in the Company’s common stock provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities may put the personal gain of Covered Persons in conflict with the best interests of the Company and its stockholders. Although this policy does not mean Covered Persons may never sell shares, the Company encourages Covered Persons to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4. Trading in Other Securities. No Covered Person should purchase or sell or recommend to another person to purchase or sell the securities of another company, if the Covered Person learns in the course of his or her employment confidential information about the other company that is likely to affect the value of those securities. For example, it would be a violation of this policy if a Covered Person learned through Company sources

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that the Company intended to purchase assets from a company and then placed an order to buy or sell that company’s securities, because of the likely increase or decrease in the value of its securities.

5. Restrictions on the Window Group. The Window Group consists of (i) directors and officers of the Company and their assistants and Household Members, (ii) any persons who are entrusted with any task or responsibility concerning the collection or preparation of information for financial reporting purposes, or that have regular access to such information, (iii) any person whose position in the Company is Vice President or above. and (iv) other persons who periodically or from time to time have access to MNPI, as identified by the Company’s General Counsel. The Company’s General Counsel will give notice to those persons who are considered part of the Window Group. In addition to being subject to all other provisions of this Policy, the Window Group is subject to the following restrictions on trading in Company securities:

•
trading is generally permitted from the start of the third business day following an earnings release of the preceding fiscal period until the calendar day that is fifteen (15) days prior to the end of the then-current fiscal period (the “Window”), subject to the restrictions below;
•
all proposed trades are subject to prior review by the Company’s General Counsel;
•
clearance for all trades must be obtained from the Company’s General Counsel; and
•
No trading is permitted outside the Window, except for reasons of exceptional personal hardship and subject to prior review and approval by both the Chief Executive Officer and General Counsel; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review and approval by the other individual.

Note that at times the General Counsel may determine that no trades may occur even when the Window would otherwise be open. No reasons may be provided and the closing of the Window itself may constitute MNPI that should not be communicated outside of the Window Group.

The foregoing Window Group restrictions do not apply to transactions pursuant to a written plan for trading securities that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 (“10b5-1 Plan”). Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the General Counsel. A Covered Person may only enter into a 10b5-1 Plan during a Window period and only if the Covered Person does not have possession of MNPI at that time.

All 10b5-1 Plans are subject to a “cooling off” period. If the Covered Person is a Director or senior officer of the Company (such as the CEO, President, CFO, CTO or other person in charge of a principal business unit, division or function, “Senior Officers”), the first possible trade under the individual’s 10b5-1 Plan must be the later of: (1) ninety (90) days after adopting the 10b5-1 Plan or (2) two (2) business days following the public disclosure in a 6-K or 20-F of the Company’s financial results for the fiscal period in which the 10b5-1 Plan was adopted (but not to exceed 120 days). For persons other than Directors or Senior Officers of the Company, the first possible trade under a 10b5-1 Plan must be no less than thirty (30) days after adoption of a 10b5-1 Plan.

Any modification to the amount, price or timing of the purchase or sale of securities under a 10b5-1 Plan will be deemed the termination of such plan and the adoption of a new 10b5-1 Plan will trigger a new cooling-off period consistent with this policy.

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Further, when submitting a request to enter into a 10b5-1 Plan, the relevant individual must certify that:

1.
They are not aware of material nonpublic information about the Company or its securities;

and

2.
They are adopting the plan in good faith and not as part of a plan or scheme to evade U.S. laws and regulations prohibiting insider trading.

G. Applicability of U.S. Securities Laws to International Transactions.

All Covered Persons are subject to the restrictions on trading in the Company securities and the securities of other companies. The U.S. securities laws may be applicable to trading in the securities of the Company’s subsidiaries or affiliates, even if the traders are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

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III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A. Public Resales – Rule 144.

The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such a transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons (known as “affiliates”) of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not.

1. Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2. Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

1. Volume Limitations. The amount of debt securities which can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-months period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

2. Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

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3. Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements.”

Bona-fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Those who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that apply to the donor, depending on the circumstances.

B. Private Resales.

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least six months (if issued by a reporting company that meets the current public information requirements) or one-year (if issued by a non-reporting company) before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues so they must be reviewed in advance by the Company’s General Counsel.

C. Underwriter Lock-Up Agreements.

All directors and executive officers of the Company have agreed to additional limitations on their ability to transfer, pledge or convey any of the economic consequences of ownership of any Company securities prior to the close of business 180 days after the date of the final prospectus relating to the public offering.

D. Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s General Counsel, if you desire to make purchases of Company stock during any period where the Company is conducting an offering or buying shares from the public.

E. Filing Requirements.

1. Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit. A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

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A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the SEC and submitted to the Company within 45 days after the end of the calendar year in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

2. Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three months period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.